

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

June 4, 2010

Mr. Jack A. Cuneo
President and Chief Executive Officer
CB Richard Ellis Realty Trust
17 Hulfish Street, Suite 280
Princeton, NJ 08542

> **Re:** **CB Richard Ellis Realty Trust**
> **Post-Effective Amendment No. 6 to**
> **Registration Statement on Form S-11**
> **Filed May 21, 2010**
> **File No. 333-152653**

Dear Mr. Cuneo:

We have conducted only a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplement No. 2

General

1. Please update the prospectus supplement to discuss your experience with redemptions during the most recent fiscal period to date. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

Jack A. Cuneo
CB Richard Ellis Realty Trust
June 4, 2010
Page 2

<u>Status of Our Current Offering, page 1</u>

2. Please update this section of the supplement to disclose the remaining offering amount.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Jason D. Myers, Esq.
       Via facsimile (212) 878-8375